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                               May 26, 2021

       Heather Childress
       Vice President, Deputy General Counsel
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, California 94555

                                                        Re: Nextracker Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 14,
2021
                                                            CIK No. 0001852131

       Dear Ms. Childress:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Submission No. 2 of Draft Registration Statement submitted on May 14,
2021

       General

   1. Please provide more prominent disclosure of the Tax Receivable Agreement and the economics benefits that
it confers to NewCo ensuring that your revised disclosure
                                                        addresses the shift in
cash flows from public shareholders to the pre-IPO owners. To the extent practicable,
please disclose how the estimated annual payments to NewCo under the agreement correlate
to your revenue so that investors can understand how much of your revenue is being
redirected to the pre-IPO owners. We would expect to see
                                                        the discussion of the
agreement in the forepart of the prospectus as a principal topic in the
                                                        Prospectus Summary.
 Heather Childress
Nextracker Inc.
May 26, 2021
Page 2
Combined Financial Statements
2. Summary of accounting policies
Revenue recognition, page F-9

2. We appreciate your responses to prior comments 12 and 15. Please address the following:
             As noted in your response, revise your policy to clarify that the goods and services delivered as part of a solar tracker system project contract are combined into one performance obligation because the customer is purchasing an integrated service, you are responsible for the overall management of the solar tracker system contract, including oversight through the installation process to ensure a functioning system is
            commissioned at the customer   s location, and how you concluded
you control
            systems and components before they are transferred to customers.
             As noted in your response, revise your policy to clarify that you have no obligation to provide additional services to customers who purchase components.
             In order for us to better understand the nature of your business and customers, explain to us the types of customers who purchase solar tracker system projects and the types of customers who purchase components. Also, explain to us who is generally responsible for installing solar tracker systems for your customers, including the nature and extent of your interactions with that party, and who is generally responsible for constructing solar tracker systems for customers who purchase components.
7. Relationship with parent and related parties, page F-25

3. We appreciate your response to prior comment 16 and, as you indicate, we note you participate in Flex's centralized cash management function for purposes of settling all financial obligations. It appears to us that your current balance sheet and net cash flow disclosures may not fully reflect these cash management activities during the periods presented. In this regard, it continues to appear to us that you should provide the applicable disclosures set forth in the response to question 4 of SAB Topic 1:B:1 for each period presented, including a listing of material transactions reflected in the transfers to and from your parent during each period.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or
Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



FirstName LastNameHeather Childress                            Sincerely,
Comapany NameNextracker Inc.
                                                               Division of
Corporation Finance
May 26, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName